Dodge & Cox  /  Investment Managers  /  San Francisco
Compression in Market Valuations
• There are currently more stocks valued within 20% of the S&P 500’s median price-to-earnings (P/E) multiple than there have been in the last 20 years.
• In contrast, in the late 1990’s, there was an unprecedented gap between the market’s least expensive and its most expensive stocks.
Source: Morgan Stanley, FactSet.  Median Forward P/E based on diluted EPS, forward twelve-months, excluding negative earners.
The above information is not a complete analysis of every material fact concerning any market, industry, or investment.  Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information
12/31/99
Median P/E:         17.3x
+ / - 20% range:   13.8x - 20.8x
12/31/06
Median P/E:         17.2x
+ / - 20%  range:  13.8x - 20.6x
Percentage of S&P 500 Stocks Within 20% Of the Median Forward P/E
47%
55%
28%
35%
48%
30%
49%
45%
43%
43%
43%
51%
52%
46%
47%
27%
29%
36%
46%
51%
Average: 42%

Dodge & Cox  /  Investment Managers  /  San Francisco
Source: Morgan Stanley, Standard & Poor’s. Historical price-to-earnings ratio is based on reported earnings and includes negative earnings.
The above information is not a complete analysis of every material fact concerning any market, industry, or investment.  Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information
Current Market Environment
While the current S&P 500 forward P/E multiple appears reasonable relative to the 20 year average…
… the Industrial’s profit margins are at peak levels, and its price-to-sales ratio is above the 20 year average.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6x
9x
12x
15x
18x
21x
24x
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Average:
15.9x
12/31/06
15.4x
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
0.0x
0.4x
0.8x
1.2x
1.6x
2.0x
2.4x
Net Profit Margin (left)
Price-to-Sales (right)
Average P/S:
1.2x

Dodge & Cox  /  Investment Managers  /  San Francisco
Note: Forward price-to-earnings ratio is based on estimated diluted earnings, excluding negative earnings. Net Profit margin based on diluted EPS, as reported (US GAAP).
The above information is not a complete analysis of every material fact concerning any market, industry, or investment.  Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information
Current Market Environment
S&P Industrials Price-to-Sales: 1987 - 2006
0.5x
0.7x
0.9x
1.1x
1.3x
1.5x
1.7x
1.9x
2.1x
2.3x
Average:
1.2x
S&P Industrials Net Profit Margin: 1987 - 2006
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
Average:
5.0%
Consumer Price Index: 1987 - 2006
0.5
1.5
2.5
3.5
4.5
5.5
6.5
7.5
Average:
3.1
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Source: Morgan Stanley
Source: The Leuthold Group
Source: Standard & Poors
Source: Department of Labor
S&P 500 Forward P/E: 1987- 2006
6x
8x
10x
12x
14x
16x
18x
20x
22x
24x
26x
Average: 15.9x
12/31/06
15.4x